FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec-Read Revises Financial Forecasts Upward for the Year Ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 21, 2006, in Kyoto, Japan

Nidec-Read Revises Financial Forecasts Upward

for the Year Ended March 31, 2006

Nidec Corporation today announced that Nidec-Read Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the Second Section of the Osaka Stock Exchange (Code:6833), has revised upward its consolidated and non-consolidated financial forecasts for the year ended March 31, 2006 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ended March 31, 2006.

(From April 1, 2005 to March 31, 2006)					(Yen in millions)
	For the year ended March 31, 2006				For the year ended March 31, 2005
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	5,250	6,180	930	17.7%	4,897
Recurring income	850	1,060	210	24.7%	749
Net income	470	620	150	31.9%	399

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ended

  March 31, 2006.

(From April 1, 2005 to March 31, 2006)					(Yen in millions)
	For the year ended March 31, 2006				For the year ended March 31, 2005
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	5,000	5,900	900	18.0%	4,843
Recurring income	800	880	80	10.0%	730
Net income	450	490	40	8.9%	380

3. Reasons for revision

Corporate spending on facilities and equipment for the production of printed-circuit boards and semiconductor packages has shown a steady increase during the fiscal 2005 as IT/digital devices including cellular phones, personal computers, digital cameras, DVD players/recorders have become increasingly an integral part of everyday life. Also reflecting the growth of the LCD/plasma display TV market, which has doubled in size year on year, the Company now expects its annual sales to exceed the previously projected and productivity as well as greater profit contribution from its subsidiaries.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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